Item 77D 	Deutsche Communications Fund (a
series of Deutsche Securities Trust
(the "Fund"))
Effective on October 3, 2016, the Fund's investment strategy was changed as follows:
Main investments. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes
(measured at the time of investment), in securities of companies in the communications field. The fund may not invest less than 65% of its total assets in the communications field, except as described in the prospectus. The fund normally focuses on the securities of US and foreign companies that are engaged in the research, development, manufacture or sale of communications services, technology, equipment or products. The fund may invest in common stocks and other dividend or interest paying securities, such as convertible securities (both preferred stocks and bonds), bonds and short-term cash equivalents. The fund may invest without limit in stocks and other securities of companies not publicly traded in the United States, including securities traded mainly in emerging markets. The fund may invest in initial public offerings. The fund may also invest in the equity securities of real estate investment trusts (REITs).
The fund invests in common stocks as well as dividend and interest paying securities of companies in the communications field.

Management process. The fund seeks to achieve its objective through a combination of long-term growth of capital and, to a lesser extent, current income. In choosing securities, portfolio management emphasizes investments in companies offering products, services and enabling technologies in a wide spectrum from traditional communications to newer data-centric communications like the Internet and corporate networks.

Examples of such companies in which the fund may invest include traditional telecommunication carriers as well as companies who provide sophisticated equipment and services for a modern communications infrastructure, including access devices like smartphones. Portfolio management believes that worldwide telecommunications market expansion may create opportunities for both established and emerging providers of telecommunications products and services.